UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-19131

MedImmune, Inc.

(Exact name of registrant as specified in its charter)

One MedImmune Way

Gaithersburg, Maryland 20878

Telephone:  (301) 398-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(including the associated preferred stock purchase rights)

1% Convertible Notes due 2023

(Title of each class of securities covered by this Form)

1.375% Convertible Senior Notes due 2011

1.625% Convertible Senior Notes due 2013

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share (including the associated preferred stock purchase rights) — 1 holder

1% Convertible Notes due 2023 — 2 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, MedImmune, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 18, 2007

MedImmune, Inc.

By:	/s/ William C. Bertrand
	Name:	William C. Bertrand Jr., Esq.
	Title:	Senior Vice President, General Counsel & Corporate Secretary